Exhibit 99.1

405 Park Avenue, 4th Floor, New York, NY 10022

Investor Relations: (866) 902-0063

www.americanfinancetrust.com

April 30, 2018

Dear American Finance Trust Stockholder,

On April 18, 2018, MacKenzie Capital Management, LP and certain of its affiliates (collectively, “MacKenzie”) commenced yet another unsolicited mini-tender offer (the “MacKenzie Offer”), this time to purchase up to 1,000,000 shares of common stock (the “Shares”) of American Finance Trust, Inc. (the “Company”) at a price equal to $15.35 per Share in cash, less any distributions paid by the Company after May 7, 2018 on the Shares that are tendered. The expiration date of the MacKenzie Offer is May 31, 2018, unless extended. You should expect to receive offer materials for the MacKenzie Offer, if you have not received them already. Please note that MacKenzie is not affiliated with the Company or its advisor.

After carefully evaluating the MacKenzie Offer, the Board of Directors of the Company (the “Board”) recommends that investors reject the MacKenzie Offer and NOT tender their Shares. We believe that the MacKenzie Offer is not in the best interests of our stockholders because, among other reasons:

•	The MacKenzie Offer price is significantly less than the current estimated per-share net asset value (“Estimated Per-Share NAV”) approved by the independent directors of the Board of $23.56[1] as of December 31, 2017. The MacKenzie Offer price is $8.21 per Share, or 35%, less than the Estimated Per-Share NAV. In addition, MacKenzie will reduce the actual price paid for tendered Shares by any distributions paid on such Shares by the Company after May 7, 2018, which are currently paid at a rate of $1.30 per year per Share. As a result, if you tender your Shares to MacKenzie, the per Share price you will actually be paid will be at least $0.11 less than the MacKenzie Offer price of $15.35. Thus, you should expect to receive no more than $15.24 per share from MacKenzie should you tender your Shares in the MacKenzie Offer. The actual amount could be less depending on when MacKenzie accepts the tendered Shares.

•	Given the MacKenzie Offer price, the Board believes that the MacKenzie Offer represents an opportunistic attempt by MacKenzie to make profit by purchasing the Shares at a deeply discounted price relative to their current estimated value, thereby depriving the stockholders who tender Shares in the MacKenzie Offer of the potential opportunity to realize the full long-term value of their investment in the Company.

•	In addition, the MacKenzie Offer avoids important investor protections, including the right to withdraw or rescind your tender, even if the MacKenzie Offer is extended. As a result, once MacKenzie receives it, your tender is irrevocable.

In order to deter MacKenzie and other potential future bidders that may try to exploit the illiquidity of Shares and acquire them from stockholders at prices substantially below their Estimated Per-Share NAV, the Board has authorized a self-tender offer (the “Company Offer”) for the Company to purchase up to 1,000,000 Shares at $15.45 per Share in cash, 34% less than the Estimated Per-Share NAV. Unlike the MacKenzie Offer, the Company Offer price will not be reduced by any distributions paid on the Shares that you tender. Because the offer price under the Company Offer is still well below the current Estimated Per-Share NAV of the Shares, the Board recommends that stockholders DO NOT tender their Shares in the Company Offer or the lower MacKenzie Offer. The Company Offer provides stockholders who desire immediate liquidity an alternative to the MacKenzie Offer at a 0.7% premium to the MacKenzie Offer price.

You should carefully read the enclosed Offer to Purchase and Letter of Transmittal for the Company Offer, each of which have been filed as exhibits to a Schedule TO filed with the Securities and Exchange Commission (the “SEC”) on April 30, 2018, before making your decision with regard to the Company Offer. Unless extended or withdrawn, the Company Offer will expire at 11:59 p.m., Eastern Time on May 31, 2018. Upon expiration, payment for the Shares accepted for purchase in the Company Offer will occur promptly in accordance with applicable law.

The Board acknowledges that each stockholder must evaluate whether to tender his or her Shares in either offer and that, because there is no trading market for the Shares, an individual stockholder may determine to tender based on, among other considerations, such stockholder’s individual liquidity needs. In addition, the Board believes that in making a decision as to whether to tender his or her Shares in either offer, each stockholder should keep in mind that (a) the Board has the right to amend, suspend or terminate the Company’s share repurchase program at any time (which program has significant limitations and is suspended during the Company Offer in accordance with applicable securities laws), (b) the Board has the right to amend, extend or, upon certain specified conditions, terminate the Company Offer and (c) the Board makes no assurances with respect to (i) future distributions (which can change periodically) or (ii) the timing of providing liquidity to the stockholders.

1 For a full description of the methodologies and assumptions, as well as certain qualifications, used to value the Company’s assets and liabilities in connection with the calculation of Estimated Per-Share NAV, see the Company’s Current Report on Form 8-K dated March 20, 2018 filed with the SEC.

We appreciate your trust in the Company and its Board of Directors and thank you for your continued support. We encourage you to follow the Board of Directors’ recommendation and not tender your Shares in either offer. If you do not wish to tender Shares in the Company Offer or the MacKenzie Offer, simply do not respond to either offer.

Sincerely,

Edward M. Weil, Jr.
Chairman, Chief Executive Officer and President